Exhibit 3.1 Text of Amendments to Article IV, Sections 1 and 2 of the Amended and Restated Bylaws of Pieris Pharmaceuticals, Inc. Sections 1 and 2 of Article IV of Pieris Pharmaceuticals, Inc.’s amended and restated bylaws shall be amended to remove the requirement that the Company maintain an officer with the title “Chief Financial Officer.” As a result of such amendments, the final text of Sections 1 and 2 of Article IV, marked to show changes, is as follows: Section 1. Enumeration. The officers of the Corporation shall consist of a Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and such other officers as the Board of Directors or the Chief Executive Officer may determine, including, but not limited to, a Chief Financial Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officers as may be designated by resolution of the Board of Directors. Section 2. Election. The Chief Executive Officer, President, Chief Financial Officer, Treasurer and the Secretary shall be elected annually by the Board of Directors at their first meeting following the immediately-preceding annual meeting of the stockholders. The Board of Directors or the Chief Executive Officer, may, from time to time, elect or appoint such other officers as it or he or she may determine, including, but not limited to, a Chief Financial Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries.